PROSPECTUS

Filed pursuant to Rule 424(b)(3)

Registration No. 333-158277

KfW, Frankfurt/Main, Federal Republic of Germany

Debt Securities

KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany, may from time to time offer debt securities. The securities may consist of notes or bonds. The securities also may, at the option of KfW, be convertible into other securities issued by KfW or exchangeable for securities of other issuers. The securities will be unconditional obligations of KfW.

Pursuant to the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau), the securities will benefit from a statutory guarantee of the Federal Republic of Germany.

For each offer and sale of securities under this prospectus, we will provide a prospectus supplement and, if applicable, a pricing supplement with the specific terms of each issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2009

United States Taxation	12
Plan of Distribution	24
Validity of Securities	25
Limitations on Actions Against The Federal Republic	25
Enforcement of Civil Liabilities Against KfW	25
Authorized Representative in the United States	26
Official Statements and Documents	26

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”). When we filed the registration statement, we used a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will contain specific information about the terms of that offering. The pricing supplement and/or prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement and pricing supplement together with additional information described under “Where You Can Find More Information” below before you invest.

References in this prospectus to “we” or “us” or similar expressions are to KfW. References to “KfW Bankengruppe” or “group” are to KfW and its consolidated subsidiaries. References to the “Federal Republic” and “Germany” are to the Federal Republic of Germany, and references to the “Federal Government” are to the government of the Federal Republic of Germany.

WHERE YOU CAN FIND MORE INFORMATION

KfW files an annual report on Form 18-K with the SEC. The annual report includes financial, statistical and other information concerning KfW and the Federal Republic. You can inspect and copy this report at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. You can also obtain copies of the annual report at prescribed rates from the SEC’s Public Reference Room. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” the information in documents that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC to the extent such filings indicate that they are intended to be incorporated by reference:

•	Annual Report on Form 18-K of KfW for the year ended December 31, 2007, filed on May 9, 2008;

•	Amendment No. 1 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on May 30, 2008;

•	Amendment No. 2 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on August 29, 2008;

•	Amendment No. 3 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on October 1, 2008;

•	Amendment No. 4 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on October 15, 2008;

•	Amendment No. 5 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on November 18, 2008;

•	Amendment No. 6 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on January 31, 2009; and

•	Amendment No. 7 to Annual Report on Form 18-K/A of KfW for the year ended December 31, 2007, filed on March 27, 2009.

You may request a copy of these filings at no cost by writing to Deutsche Bank Trust Company Americas (“DBTCA”), c/o Deutsche Bank National Trust Company, Trust & Securities Services, 25 DeForest Avenue, 2nd Floor, Mail Stop: SUM01-0105, Summit, NJ 07901, USA.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information included or incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

KFW

The following summary information should be read in conjunction with the more complete information included in KfW’s annual report on Form 18-K of KfW for the year ended December 31, 2007, as amended.

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (the “Federal Government”) of the Federal Republic of Germany (the “Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following four areas, three of which promote their financing activities under the respective brand names noted in italics:

•	Investment finance:

KfW Mittelstandsbank (KfW SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals; and

KfW Förderbank (KfW Promotional Bank) offers financing products for housing, environmental, education and infrastructure projects.

•	Export and project finance:

KfW IPEX-Bank offers customized financing for exports and project and corporate financing world-wide. KfW IPEX-Bank has been, since January 1, 2008, a legally independent entity wholly-owned by KfW.

•	Promotion of developing and transition countries:

KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities; and

DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company) finances private-sector investments in developing countries. DEG is a legally independent entity that is wholly-owned by KfW.

•	Shareholdings, treasury and services.

As a public law institution serving public policy objectives of the Federal Government, KfW is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support growth in the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.

KfW is organized under the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) as a public law institution with unlimited duration. Its offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, as well as a liaison office to the European Union in Brussels.

Ownership

The Federal Republic holds 80% of KfW’s capital, and the German federal states (the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative share of capital held by the Federal Republic and the Länder.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by it when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered. For more information about the Guarantee of the Federal Republic, see “Responsibility of the Federal Republic for KfW — Guarantee of the Federal Republic” below.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament. For more information about the institutional liability of the Federal Republic, see “Responsibility of the Federal Republic for KfW — Institutional Liability (Anstaltslast)” below.

Supervision

KfW is generally exempt from the requirements of the German Banking Act (Kreditwesengesetz). Under the KfW Law, the Federal Ministry of Finance, in consultation with the Federal Ministry of Economics and Technology, supervises KfW and has the power to adopt all measures necessary to safeguard the compliance of KfW’s business operations with applicable laws, KfW’s by-laws and other regulations. Subject to the foregoing, the Federal Ministry of Finance does not have the right to influence business decisions made by KfW’s Managing Board or Board of Supervisory Directors. KfW’s overall activities are supervised by its Board of Supervisory Directors, which consists of seven Federal Ministers, seven appointees of each of the two Houses of Parliament, the Bundesrat and the Bundestag, and representatives of various sectors and institutions of the German economy.

In addition to the annual audit of its financial statements, KfW, as a government-owned entity, is subject to an audit that meets the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). The Budgeting and Accounting Act requires that this audit and the resulting reporting be designed so as to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinions and to take action as and when required. One of the specific aspects to be covered by this audit and the related reporting is the proper conduct of KfW’s business by its management.

Under the terms of the various agreements concluded between KfW and the government authorities sponsoring KfW’s programs, KfW is also required to have an auditor to report on the proper discharge of KfW’s duties and the efficiency and the effectiveness of its administration.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations is compatible with prohibitions under European Community law against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. According to this understanding, KfW was required to transfer all lending activities outside the scope of its promotional activities to a legally independent subsidiary that would not be funded at other than market rates of interest or extended any benefits of the statutory Guarantee of the Federal Republic or Anstaltslast after December 31, 2007. However, the understanding also acknowledges that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from the Guarantee of the Federal Republic and Anstaltslast. For more information about the Guarantee of the Federal Republic and Anstaltslast, see “— Guarantee of the Federal Republic” and “— Institutional Liability (Anstaltslast)” above.

On January 1, 2008, KfW IPEX-Bank GmbH, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly-owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank GmbH conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. KfW provides funding for KfW IPEX-Bank

GmbH at market rates based on the ratings of AA- and Aa3 (both with stable outlook) assigned to KfW IPEX-Bank GmbH by Standard and Poor’s Rating Services and Moody’s Investors Service, respectively. The permitted promotional export and project finance activities are conducted by KfW IPEX-Bank GmbH in its own name on behalf of KfW on a trust basis. In accordance with the understanding with the European Commission, KfW IPEX-Bank GmbH obtained a banking license and is subject to the German Banking Act and the corporate tax regime.

USE OF PROCEEDS

The net proceeds from the sale of securities offered by KfW will be used by KfW for its general business.

DESCRIPTION OF SECURITIES

The following briefly summarizes the terms and conditions of the securities offered by KfW as separate series of notes or bonds from time to time and the agency agreements relating to such securities. Copies of the forms of the securities and the forms of agency agreements are filed as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to those exhibits. Terms that are used in this prospectus and that are defined in the agency agreements have the respective meanings given to them in the agency agreements, unless otherwise defined in this prospectus.

General

KfW’s securities may be denominated, at its option, in euro, U.S. dollars, other currency or currencies or composite currencies, and/or amounts determined by reference to an index. KfW may issue debt securities in one or more series as it may authorize from time to time. This section summarizes the terms that are common to all series of the securities which KfW may offer. The financial or other specific terms of your series are described in the applicable prospectus supplement and/or pricing supplement, which are attached to or accompany this prospectus. If the terms described in the prospectus supplement or pricing supplement that applies to your series of KfW securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement or pricing supplement, as the case may be.

The prospectus supplement and/or the pricing supplement that relate to your securities will specify the following terms:

•	the title of the securities;

•	the aggregate principal amount, and any limitation of that amount, of the securities;

•	the denominations in which KfW may issue the securities;

•	the currency or currencies of such denominations and the currency in which payments will be made;

•	the price at which the securities will be issued, expressed as a percentage of their principal amount;

•	the maturity date or dates of the securities;

•	the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which such rate or rates will be calculated;

•	the dates on which KfW must pay interest;

•	where and how KfW will pay principal, premium, if any, and interest on the securities;

•	whether and in what circumstances the securities may or must be redeemed or repaid before maturity;

•	whether and in what circumstances KfW’s obligations under the securities may be terminated;

•	whether the securities will be convertible into other securities issued by KfW or exchangeable for securities of other issuers;

•

whether any part or all of the securities will be issued in the form of one or more global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

•	the exchange or exchanges, if any, on which KfW will apply to have the securities listed;

•	any sinking fund provisions; and

•	any other terms of the securities.

The prospectus supplement and/or pricing supplement relating to KfW’s securities will also describe special United States federal income tax, German income tax and other tax considerations that apply to your securities, if any.

KfW may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

There will be a registrar and/or one or more paying agents or fiscal agents, generally referred to respectively as the “paying agent(s),” “fiscal agent(s)” or “agent(s)” for KfW in connection with the securities. The duties of the agents will be governed by the relevant agency agreement. KfW may replace any agent and may appoint a different or additional agent for different series of securities. KfW may maintain deposit accounts and conduct other banking and financial transactions with the agent. Each agent is solely KfW’s agent and does not act as a trustee for the security holders nor does it have a trustee’s responsibilities or duties to act for the holders in the way a trustee would.

The agent will maintain a register at an office in Frankfurt am Main or in New York, as provided in the agency agreement, and in any other city required by the rules of the relevant stock exchange or applicable law, to register transfers of securities issued in registered form, subject to any restrictions set forth in the prospectus supplement and/or pricing supplement relating to the securities.

Principal of, premium, if any, and interest on the securities will be payable at the place or places and in the currency or currencies as are designated by KfW and in the manner set forth in the applicable prospectus supplement and/or pricing supplement.

There will be no “gross-up” provision which would require additional payments to be made in respect of the securities in the event that any withholding taxes are imposed.

Rank of Securities

The securities will not be secured by any of KfW’s property or assets and will not be subordinated to any of KfW’s other general obligations. The securities will, therefore, rank equally with each other and with all of KfW’s other unsecured and unsubordinated indebtedness, subject to any mandatory statutory exceptions that apply.

Governing Law; Jurisdiction

The agency agreements and the securities will be governed by, and interpreted in accordance with, the laws of the Federal Republic.

Any action or legal proceedings arising out of or in connection with the securities may be brought only in the District Court (Landgericht) in Frankfurt am Main.

RESPONSIBILITY OF THE FEDERAL REPUBLIC FOR KFW

Guarantee of the Federal Republic

As discussed under “KfW — Relationship with the Federal Republic — Guarantee of the Federal Republic” above, under the Guarantee of the Federal Republic, in the event that KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable.

The Federal Republic has not appointed an agent in the United States upon whom process may be served in any action based on its obligations under its Guarantee, has not consented to or agreed to submit to the jurisdiction of any court in the United States in respect of such actions and has not waived any immunity from the jurisdiction of courts in the United States to which it may be entitled in respect of any such action. As a result, it may not be possible to obtain a judgment against the Federal Republic in respect of securities covered by the Guarantee of the Federal Republic in a court in the United States or to enforce in the Federal Republic any such judgment that may be so obtained.

The Federal Republic may be sued in the courts of the Federal Republic, without any public official’s or authority’s consent to bring proceedings or obtain judgment against the Federal Republic.

Institutional Liability (Anstaltslast)

As discussed under “KfW — Relationship with the Federal Republic — Institutional Liability (Anstaltslast)”, under the German administrative law principle of Anstaltslast or institutional liability, the Federal Republic, as constituting body of KfW, is required to assume responsibility to KfW for the performance of KfW’s obligations.

The responsibility of the Federal Republic under the principle of Anstaltslast is an obligation to KfW itself. Under German law, KfW (or its liquidator) would be required to enforce its rights against the Federal Republic in the event it needed to do so in order to meet its obligations to third parties. Moreover, if KfW were to default on an obligation, the Federal Republic would not, under Anstaltslast, be permitted to wait for KfW to enforce its rights; the Federal Republic would be required on its own authority to take steps to enable KfW to perform its obligations when due. Accordingly, while Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic and creditors of KfW do not have a direct claim against the Federal Republic under Anstaltslast, the effect of this legal principle is that KfW’s obligations are fully backed by the credit of the Federal Republic.

DEBT RECORD

Neither KfW nor the Federal Republic has ever defaulted on the payment of principal of, or premium or interest on, any security issued by it.

FEDERAL REPUBLIC TAXATION

The following is a general discussion of certain German tax consequences of the acquisition and ownership of the securities offered by KfW. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of the Federal Republic currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

Prospective purchasers of securities are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of securities, including the effect of any state or local taxes, under the tax laws applicable in the Federal Republic and each country of which they are residents.

Income tax

Securities Held by Tax Residents as Private Assets

Taxation of Interest.    Payments of interest on the securities to its holders who are tax residents of the Federal Republic (i.e., persons whose residence or habitual abode is located in the Federal Republic) are subject to German income tax, and, if applicable, church tax. In each case where German income tax liability arises, a solidarity surcharge (Solidaritätszuschlag) is levied in addition to such tax. If coupons or interest claims are disposed of separately (i.e. without the securities), the proceeds from the disposition are subject to income tax. The same applies to proceeds from the redemption of coupons or interest claims if the security is disposed of separately.

Payments of interest on the securities to individual tax residents of the Federal Republic are generally subject to a flat income tax at a rate of 25% (plus solidarity surcharge in an amount of 5.5% of such tax, resulting in a total tax charge of 26.375%). The total investment income of an individual will be decreased by a lump sum deduction (Sparer-Pauschbetrag) of EUR 801 (EUR 1,602 for married couples filing jointly), not by a deduction of expenses actually incurred.

If the securities are held in a custodial account which the security holder maintains with a German branch of a German or non-German bank or financial services institution or with a securities trading business or bank in the Federal Republic (the “Disbursing Agent”), the flat income tax will be levied by way of withholding from the gross interest payment to be made by the Disbursing Agent.

In general, no withholding tax will be levied if the security holder is an individual (i) whose security does not form part of the property of a trade or business and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent but only to the extent the interest income derived from the security together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the security holder has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungs-Bescheinigung) issued by the relevant local tax office.

If no Disbursing Agent is involved in the payment process the security holder will have to include its income on the securities in its tax return and the flat income tax of 25% plus solidarity surcharge will be collected by way of assessment.

Payment of the flat income tax will generally satisfy any income tax liability of the security holder in respect of such investment income. Security holders may apply for a tax assessment on the basis of general rules applicable to them if the resulting income tax burden is lower than 25%.

Taxation of Capital Gains

From January 1, 2009, capital gains from the disposition or redemption of the securities acquired after December 31, 2008 will also be subject to the flat income tax on investment income at a rate of 25% (plus solidarity surcharge in an amount of 5.5% of such tax, resulting in a total tax charge of 26.375%), irrespective of any holding period. This will also apply to securities on which the principal is effectively repaid in whole or in part although the repayment was not guaranteed.

If the securities are held in a custodial account which the security holder maintains with a Disbursing Agent the flat income tax will be levied by way of withholding from the difference between the redemption amount (or the proceeds from the disposition) and the issue price (or the purchase price) of the securities. If the securities have been transferred to the custodial account of the Disbursing Agent only after their acquisition, and no evidence on the acquisition data has been provided to the new Disbursing Agent by the Disbursing Agent which previously held the securities in its custodial account, withholding tax will be levied on 30% of the proceeds from the disposition or redemption of the securities.

If no Disbursing Agent is involved in the payment process the security holder will have to include capital gains from the disposition or redemption of the securities in its tax return and the flat income tax of 25% plus solidarity surcharge will be collected by way of assessment.

Payment of the flat income tax will generally satisfy any income tax liability of the security holder in respect of such investment income. Security holders may apply for a tax assessment on the basis of general rules applicable to them if the resulting income tax burden is lower than 25%.

Securities Held by Tax Residents as Business Assets

Payments of interest on the securities and capital gains from the disposition or redemption of securities held as business assets by German tax resident individuals or corporations (including via a partnership, as the case may be), are generally subject to German income tax or corporate income tax (in each case plus solidarity surcharge). Interest and capital gain will also be subject to trade tax if the securities form part of the property of a German trade or business.

If the securities are held in a custodial account which the security holder maintains with a Disbursing Agent, tax at a rate of 25% (plus a solidarity surcharge of 5.5% of such tax) will also be withheld from interest payments on securities and, from January 1, 2009, generally also from capital gains from the disposition or redemption of securities held as business assets. In these cases, the withholding tax does not satisfy the income tax liability of the security holder, as in the case of the flat income tax, but will be credited as advance payment against the personal income or corporate income tax liability and the solidarity surcharge of the security holder.

With regard to capital gains no withholding will generally be required under certain circumstances in the case of securities held by corporations resident in Germany and upon application in the case of securities held by individuals or partnerships as business assets.

Securities Held by Non-Residents

Interest and capital gains are not subject to German taxation in the case of non-residents, (i.e., persons having neither their residence nor their habitual abode nor legal domicile nor place of effective management in the Federal Republic), unless the securities form part of the business property of a permanent establishment maintained in the Federal Republic. Interest may, however, also be subject to German income tax if it otherwise constitutes income taxable in the Federal Republic such as income from the letting and leasing of certain German-situs property or income from certain capital investments directly or indirectly secured by German-situs real estate.

Non-residents of the Federal Republic are, in general, exempt from German withholding tax on interest and capital gains and from solidarity surcharge thereon. However, if the interest or capital gain is subject to German taxation as set forth in the preceding paragraph and the securities are held in a custodial account with a Disbursing Agent, withholding tax will be levied as explained above under “— Securities Held by Tax Residents as Private Assets” or under “— Securities Held by Tax Residents as Business Assets,” respectively.

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any security will generally arise under the laws of the Federal Republic, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or in the case of gift tax, neither the donor nor the donee, is a resident of the Federal Republic and such security is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in the Federal Republic. Exceptions from this rule apply to certain German citizens who previously maintained a residence in the Federal Republic.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic in connection with the issuance, delivery or execution of the securities. Currently, net assets tax (Vermögensteuer) is not levied in the Federal Republic.

EU Savings Tax Directive

Under the EU Council Directive 2003/48/EC dated June 3, 2003 on the taxation of savings income in the form of interest payments (the “EU Savings Tax Directive”), which is applicable as from July 1, 2005, each EU Member State must require paying agents (within the meaning of such directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the EU Saving Tax Directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the EU Savings Tax Directive at a rate of 20% from July 1, 2008, and of 35% from July 1, 2011.

In conformity with the prerequisites for the application of the EU Savings Tax Directive, a number of non-EU countries and territories, including Switzerland and Liechtenstein, have agreed to apply measures equivalent to those contained in such directive (a withholding system in the case of Switzerland).

By legislative regulations dated January 26, 2004 the German Federal Government enacted the provisions for implementing the EU Savings Tax Directive under German law. These provisions have been applicable since July 1, 2005.

UNITED STATES TAXATION

This discussion describes the material United States federal income tax consequences of owning the securities described in this prospectus which, for purposes of this discussion, are referred to as “notes.” This discussion is the opinion of Sullivan & Cromwell LLP, U.S. counsel to KfW. It applies to you only if you acquire notes in the offering or offerings contemplated by this prospectus and you own your notes as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a person liable for alternative minimum tax;

•	a United States expatriate; or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership holds our notes, the United States federal income tax consequences to a partner will generally depend on the status of the partner and the activities of the partnership.

This discussion deals only with notes that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement and/or pricing supplement. This discussion is based on the Internal Revenue Code of 1986, as amended, to which we refer in this discussion as the “Code,” its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

United States Holders

This section describes the tax consequences to a “United States holder.” A United States holder is a beneficial owner of a note that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you, and you should see “— United States Alien Holders” below for information that may apply to you.

Payments of Interest

Except as described below in the case of interest on a “discount note” that is not “qualified stated interest,” each as defined under “— Original Issue Discount — General” below, you will be taxed on any interest on your note, whether payable in U.S. dollars or a foreign currency, as ordinary income at the time you receive the interest or at the time it accrues, depending on your method of accounting for tax purposes.

Interest paid on, and original issue discount (as described under “— Original Issue Discount” below) accrued with respect to the notes that are issued by KfW constitute income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest and original issue discount will, depending on your circumstances, be either “passive” or “general” income for purposes of calculating the foreign tax credit.

Cash Basis Taxpayers.    If you are a taxpayer that uses the “cash receipts and disbursements” method of accounting for tax purposes and you receive an interest payment that is denominated in or determined by reference to a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers.    If you are a taxpayer that uses the accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in or determined by reference to a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year).

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year).

Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, denominated in or determined by reference to a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss attributable to the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General.    If you own a note, other than a note with a term of one year or less, it will be treated as a discount note issued at an original issue discount, if the note’s stated redemption price at maturity exceeds its issue price by more than a de minimis amount. Generally, a note’s issue price will be the first price at which a substantial amount of notes included in the issue of which the note is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A note’s stated redemption price at maturity is the total of all payments provided by the note that are not payments of qualified stated interest. Generally, an interest payment on a note is qualified stated interest if it is part of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the note. There are special rules for variable rate notes that are discussed under “— Variable Rate Notes” below.

On notes with annual interest payments, such as KfW’s euro-denominated bonds, where at least one due date for an interest payment is not a business day, interest on the notes will, as a technical matter, not be “qualified stated interest” within the meaning of the Treasury Regulations. It is, therefore, possible that the notes will be treated as discount notes issued with original issue discount.

Your note will have de minimis original issue discount and will not be a discount note, if the amount by which its stated redemption price at maturity exceeds its issue price is less than 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. If your note has de minimis original issue discount, you must include the de minimis original issue discount in income as stated principal payments are made on the note, unless you make the election described below under “— Election to Treat All Interest as Original Issue Discount.” You can determine the includible amount with respect to each such payment by multiplying the total amount of your note’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the note.

Inclusion of Original Issue Discount in Income.    Generally, if your discount note matures more than one year from its date of issue, you must include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount note. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount note for each day during the taxable year or portion of the taxable year that you own your discount note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount note and you may vary the length of each accrual period over the term of your discount note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount note must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount note’s adjusted issue price at the beginning of the accrual period by your note’s yield to maturity; and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your note allocable to the accrual period.

You must determine the discount note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount note’s adjusted issue price at the beginning of any accrual period by:

•

adding your discount note’s issue price and any accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium, as described below); and then

•	subtracting any payments made on your discount note in any prior accrual period that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your note (other than any payment of qualified stated interest); and

•	your note’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium.    If you purchase your note for an amount that is less than or equal to the sum of all amounts (other than qualified stated interest) payable on your note after the purchase date but is greater than the amount of your note’s adjusted issue price (as determined under “— General” above), the excess is “acquisition premium.” If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount” below, then you must reduce the daily portions of OID by an amount equal to:

•	the excess of your adjusted basis in the note immediately after purchase over the adjusted issue price of your note divided by:

•	the excess of the sum of all amounts payable (other than qualified stated interest) on your note after the purchase date over your note’s adjusted issue price.

Pre-Issuance Accrued Interest.    An election can be made to decrease the issue price of your note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your note is attributable to pre-issuance accrued interest;

•	the first stated interest payment on your note is to be made within one year of your note’s issue date; and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your note.

Notes Subject to Contingencies Including Optional Redemption.    Your note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your note by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date; and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), you must include income on your note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement and/or pricing supplement.

Notwithstanding the general rules for determining yield and maturity, if your note is subject to contingencies, and either you or the issuer have an unconditional option or options that, if exercised, would require payments to be made on the note under an alternative payment schedule or schedules, then:

•

in the case of an option or options that the issuer may exercise, the issuer will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your note; and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your note.

If both you and the issuer hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your note for the purposes of those calculations by using any date on which your note may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your note as the principal amount payable at maturity.

If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules, then, except to the extent that a portion of your note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your note by treating your note as having been retired and reissued on the date of the change in circumstances for an amount equal to your note’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount.    You may elect to include in gross income all interest that accrues on your note using the constant-yield method described under “— Inclusion of Original Issue Discount in Income” above, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described under “— Notes Purchased at a Premium” below) or acquisition premium.

If you make this election for your note, then, when you apply the constant-yield method:

•	the issue price of your note will equal your cost;

•	the issue date of your note will be the date you acquired it; and

•	no payments on your note will be treated as payments of qualified stated interest.

Generally, this election will apply only to the note for which you make it; however, if the note for which this election is made has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) that you own as of the beginning of the taxable year in which you acquire the note for which you made this election or which you acquire thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed under “— Market Discount” below to include market discount in income currently over the life of all debt instruments that you currently own or thereafter acquire. You may not revoke any election to apply the constant-yield method to all interest on a note or the deemed elections with respect to amortizable bond premium or market discount notes without the consent of the Internal Revenue Service.

Variable Rate Notes.    Your note will be a variable rate note if your note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

•	0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date; or

•	15% of the total noncontingent principal payments;

and your note provides for stated interest, compounded or paid at least annually, only at:

(1)	one or more qualified floating rates;

(2)	a single fixed rate and one or more qualified floating rates;

(3)	a single objective rate; or

(4)	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your note will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your note is denominated, or

•	the rate is equal to such a rate multiplied by either:

(1)	a fixed multiple that is greater than 0.65 but not more than 1.35; or

(2)	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate,

and the value of the rate on any date during the term of your note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

If your note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the note, the qualified floating rates together constitute a single qualified floating rate.

Your note will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the note or are not reasonably expected to significantly affect the yield on the note.

Your note will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate;

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party; and

•

the value of the rate on any date during the term of your note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your note will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your note’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate; and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your note will also have a single qualified floating rate or an objective rate if interest on your note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the note that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

Commercial paper rate notes, Prime rate notes, LIBOR notes, Treasury rate notes, CD rate notes, CMT rate notes, Eleventh District Cost of Funds rate notes and Federal funds rate notes generally will be treated as variable rate notes under these rules.

In general, if your variable rate note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your note.

If your variable rate note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your note by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate note;

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above;

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument; and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate note, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your note.

If your variable rate note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate note will be treated, for purposes of the first three steps of the determination, as if your note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Notes.    In general, if you are an individual or other cash basis United States holder of a note having a term of one year or less, a short-term note, you are not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term note will be ordinary income to the extent of the OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term notes, you will be required to defer deductions for interest on borrowings allocable to your short-term notes in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term note, including stated interest, in your short-term note’s stated redemption price at maturity.

Foreign Currency Discount Notes.    If your discount note is denominated in or determined by reference to a foreign currency, you must determine OID for any accrual period on your discount note in that foreign currency, and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “— Payments of Interest” above. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your note.

Market Discount

You will be treated as if you purchased your note, other than a short-term note, at a market discount and your note will be a market discount note if:

•	you purchase your note for less than its issue price (as determined under “— Original Issue Discount — General” above); and

•

your note’s stated redemption price at maturity or, in the case of a discount note, the note’s revised issue price, exceeds the price you paid for your note by at least 1/4 of 1 percent of your note’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the note’s maturity.

To determine the revised issue price of your note for these purposes, you generally add any OID that has accrued on your note to its issue price.

If your note’s stated redemption price at maturity or, in the case of a discount note, its revised issue price, does not exceed the price you paid for the note by 1/4 of 1 percent multiplied by the number of complete years to the note’s maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.

If you recognize gain on the maturity or disposition of your market discount note, you must treat it as ordinary income to the extent of the accrued market discount on your note. Alternatively, you may elect to include market discount in income currently over the life of your note. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. You will accrue market discount on your market discount note on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election to accrue market discount using a constant-yield method, it will apply only to the note with respect to which it is made and you may not revoke it.

If you own a market discount note and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your note in an amount not exceeding the accrued market discount on your note until the maturity or disposition of your note.

Notes Purchased at a Premium

If you purchase your note for an amount in excess of its principal amount, other than payments of qualified stated interest, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your note by the amount of amortizable bond premium allocable, based on your note’s yield to maturity, to that year. If your note is denominated in or determined by reference to a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments, the interest on which is excludible from gross income, that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Service. See also “— Original Issue Discount — Election to Treat All Interest as Original Issue Discount.”

Purchase, Sale and Retirement of the Notes

Your tax basis in your note will generally be the U.S. dollar cost (as defined below) of your note, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your note; and then

•	subtracting the amount of any payments on your note that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your note.

If you purchase your note with a foreign currency, the U.S. dollar cost of your note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and your note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your note will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your note. Such gain or loss will generally be treated as United States source gain or loss. If your note is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your note, except to the extent:

•	described under “— Original Issue Discount — Short-Term Notes” or “— Market Discount” above;

•	attributable to accrued but unpaid interest;

•	the rules governing contingent payment obligations apply; or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.

You must treat a portion of the gain or loss that you recognize on the sale or retirement of a note as United States source ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your note or on the sale or retirement of your note, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement (or the settlement date if your note is traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer that so elects). If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase notes or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss and generally will be United States source gain or loss.

Indexed Notes, Amortizing Notes and Notes Convertible or Exchangeable Into Other Securities

The applicable prospectus supplement or pricing supplement will discuss any special United States federal income tax rules with respect to notes the payments on which are determined by reference to any index and other notes that are subject to the rules governing contingent payment obligations and that are not subject to the rules governing variable rate notes, and with respect to any amortizing notes and notes that are convertible or exhangeable into other securities.

United States Alien Holders

This section describes the tax consequences to a “United States alien holder” of notes issued by KfW. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder of notes issued by KfW, this section does not apply to you.

Payments of Interest

Subject to the discussion of backup withholding below, payments of principal, premium, if any, and interest, including OID, on a note is exempt from U.S. federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless you both:

•	have an office or other fixed place of business in the United States to which the interest is attributable; and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Notes

You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or retirement of a note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the U.S. federal estate tax, the notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Treasury Regulations Requiring Disclosure of Reportable Transactions

United States taxpayers are required to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the notes are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the notes in connection with a U.S. trade or business) that recognizes a loss with respect to the notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting

This section describes the backup withholding and information reporting requirements regarding holders of notes issued by KfW.

United States Holders

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of principal, premium and interest (including OID) on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States; and

•	the payment of proceeds from the sale of a note effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

United States Alien Holders

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal, premium and interest (including OID) made to you outside the United States by KfW or another non-United States payor;

•

other payments of principal, premium and interest (including OID), and the payment of the proceeds from the sale of a note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax; and

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

(1)	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person; or

(2)	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

(1)	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

(2)	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

KfW may sell securities either:

•	through underwriters or dealers; or

•	directly to one or a limited number of institutional purchasers.

The applicable prospectus supplement or pricing supplement with respect to securities will set forth the terms of the offering of the securities, including the name or names of any underwriters, the price of the securities or the basis on which the price will be determined and the net proceeds to KfW from the sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

If underwriters are used in any sale, the underwriters will acquire securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or others, as designated. Unless otherwise set forth in the applicable prospectus supplement or pricing supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Under agreements entered into with KfW, underwriters may be entitled to indemnification by KfW against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters may be required to make in respect of those liabilities. Underwriters may engage in transactions with or perform services for KfW in the ordinary course of business.

VALIDITY OF SECURITIES

The validity of the securities will be passed upon on behalf of KfW by the Legal Department of KfW and on behalf of any underwriters by Hengeler Mueller Partnerschaft von Rechtsanwälten, Frankfurt am Main.

All statements in this prospectus with respect to the Guarantee of the Federal Republic have been passed upon by the Legal Department of KfW and are included upon its authority.

KfW is also being represented by Sullivan & Cromwell LLP, New York, New York, and the underwriters are also being represented by Simpson Thacher & Bartlett LLP, New York, New York. As to all matters of German law, Sullivan & Cromwell LLP and Simpson Thacher & Bartlett LLP may rely on the opinions of the Legal Department of KfW and Hengeler Mueller Partnerschaft von Rechtsanwälten, respectively.

LIMITATIONS ON ACTIONS AGAINST THE FEDERAL REPUBLIC

The Federal Republic will not waive any immunity from jurisdiction in the United States for any purpose. The Federal Republic is, however, subject to suit in competent courts in Germany. The U.S. Foreign Sovereign Immunities Act may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the U.S. federal securities laws. Under that Act, execution upon the property of the Federal Republic in the United States to enforce a judgment is limited to an execution upon property of the Federal Republic used for the commercial activity on which the claim was based. A judgment of a U.S. state or federal court may not be enforceable in a German court if based on jurisdiction based on the U.S. Foreign Sovereign Immunities Act or if based on the U.S. federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic, the property of the Federal Republic is not subject to attachment or to seizure.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST KFW

KfW is located in Germany and the members of the Managing Board and the Board of Supervisory Directors, as well as the experts and governmental officials referred to in this prospectus, are non-residents of the United States, and all or a substantial portion of the assets of KfW and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of U.S. courts against those persons, including judgments predicated upon civil liabilities under the U.S. securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in German courts of judgments of U.S.  courts including judgments imposing liabilities predicated upon U.S. securities laws.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The name and address of the authorized representative of KfW and the Federal Republic in the United States for purposes of the Securities Act of 1933 is KfW International Finance Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899, USA.

OFFICIAL STATEMENTS AND DOCUMENTS

The information set forth in this prospectus or incorporated in this prospectus by reference relating to the Federal Republic is stated by Elke Kallenbach in her official capacity as Ministerialrätin in the Federal Ministry of Finance. The documents referred to in the information incorporated in this prospectus by reference relating to the Federal Republic as being the sources of financial or statistical data set forth in that information are in all cases official public documents of the Federal Republic or its agencies, with the exception of the International Financial Statistics of the International Monetary Fund, the Annual Report of the European Investment Bank and documents released by the European Union on its official website, which are official public documents of these international organizations.